February 13, 2023

VIA EDGAR TRANSMISSION

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: Alan Campbell

Re:	Panbela Therapeutics, Inc.
Registration Statement on Form S-1 (Registration No. 333-269711)
Request for Acceleration of Effective Date

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Panbela Therapeutics, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-269711) (the “Registration Statement”) to become effective on February 14, 2023, at 4:30 p.m., Eastern Time, or as soon as thereafter possible. The Company hereby acknowledges its responsibilities under the Act as they relate to the proposes public offering of the securities specified in the Registration Statement.

Please direct any questions or comments concerning this request to Joshua L. Colburn of Faegre Drinker Biddle & Reath LLP, counsel to the Company, at +1 (612) 766-8946.

[Signature Page Follows]

Very truly yours,

PANBELA THERAPEUTICS, INC.

By:	/s/ Susan Horvath
Name:	Susan Horvath
Title:	Vice President of Finance, Chief Financial Officer, Treasurer and Secretary